SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Summit Properties Partnership, L.P.
(Name of Subject Company)

Summit Properties Partnership, L.P.
(Name of Person(s) Filing Statement)

Common Units of Limited Partnership Interest
(Title of Class of Securities)

n/a
(CUSIP Number of Class of Securities)

Steven R. LeBlanc
President and Chief Executive Officer
Summit Properties, Inc.,
general partner of
Summit Properties Partnership, L.P.
309 East Morehead Street, Suite 200
Charlotte, North Carolina 28202
(704) 334-3000
(Name, address and telephone number of person
authorized to receive notice and communications on
behalf of the person(s) filing statement)

with copies to:

Gilbert G. Menna
John T. Haggerty
Goodwin Procter LLP
Exchange Place
Boston, MA 02109
(617) 570-1000

Item 1. Subject Company Information.

     (a) The name of the subject company is Summit Properties Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), and the address of the principal executive offices of the Operating Partnership is 309 East Morehead Street, Suite 200, Charlotte, North Carolina 28202, and the telephone number is (704) 334-3000.

     (b) The title of the class of equity security to which this Statement relates is common units of limited partnership interest (the “Existing Units”) of the Operating Partnership. As of January 24, 2005, 34,808,631 Existing Units were issued and outstanding.

Item 2. Identity and Background of Filing Person.

     The name, business address and business telephone number of the Operating Partnership, which is the subject company and the person filing this Statement, are set forth in Item 1(a) above, which information is incorporated herein by reference.

     This Statement relates to the offer by the Operating Partnership and Camden Property Trust, a Texas real estate investment trust (“Camden”), disclosed in a Tender Offer Statement on a Schedule TO dated January 27, 2005, as amended by Amendment No. 1 thereto (as amended, the “Schedule TO”), to exchange each of the Existing Units, which are redeemable by their terms for one share of common stock of Summit Properties Inc., a Maryland corporation (“Summit”), for $31.20 in cash, without interest, or .6687 of a unit of limited partnership interest in the Operating Partnership (the “New Units”), which will be redeemable for one common share of beneficial interest (“Camden Common Shares”) of Camden, at the election of the holder thereof, upon the terms and subject to the conditions set forth in the consent solicitation/prospectus dated January 25, 2005 (the “Prospectus”), which is a part of the Operating Partnership’s and Camden’s Registration Statement on Form S-4, as amended by Amendment No. 1 to Form S-4, filed on January 25, 2005 (File No. 333-120734), initially filed with the Securities and Exchange Commission on November 24, 2004 (the “Registration Statement”), and in the related Election Form, which is filed as part of Exhibit 99.3 to the Registration Statement (the “Exchange Offer”). According to the Schedule TO, the Exchange Offer will expire at 4:00 p.m., Eastern Time, on February 28, 2005, unless the Exchange Offer is extended.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     The information set forth in the Prospectus under the heading “The Transaction – Conflicts of Interest of Summit Directors and Executive Officers in the Merger” is incorporated herein by reference. The information set forth in the Operating Partnership’s Annual Report on Form 10-K for the year ended December 31, 2003 under Item 13. Certain Relationships and Related Transactions, which information is filed as Exhibit (e) hereto, is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

     The information set forth in the Prospectus under the heading “The Transaction – Summit’s Reasons for the Transaction; Recommendation of the Summit Board” is incorporated herein by reference.

     The Operating Partnership is managed by Summit, in its capacity as the general partner of the Operating Partnership. Consequently, the Operating Partnership has no directors or executive officers. To Summit’s knowledge, after reasonable inquiry, all of the executive officers and directors of Summit who hold Existing Units currently intend to tender their Existing Units in the Exchange Offer. Summit, in its capacity as the general partner and a limited partner of the Operating Partnership, will not tender its 31,465,627 Existing Units pursuant to the Exchange Offer. The foregoing does not apply to any Existing Units over which, or respect to which, any such person or entity acts in a fiduciary capacity or representative capacity or is subject to the instructions of a third party with respect to such tender.

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Item 5. Persons/Assets Retained, Employed, Compensated or Used.

     The information contained in the Prospectus under the heading “The Transaction – Opinion of JP Morgan” is incorporated herein by reference. In addition, J.P. Morgan Securities Inc. (“JP Morgan”) and its affiliates have provided investment banking and/or commercial banking services in the past for both Summit and Camden in each case for customary compensation, and currently, one of JPMorgan’s affiliates is an agent bank and lender under Camden’s unsecured credit facility, which may be drawn in whole or in part to fund a portion of the Merger (as defined below) consideration. During the past two years, JPMorgan has not provided any such services to Summit, and JPMorgan has earned approximately $1,600,000 for investment banking and/or commercial banking services provided to Camden.

     In addition to soliciting proxies by mail, Summit has engaged a proxy solicitation firm, Georgeson Shareholder, to aid it in the solicitation process in connection with the merger (the “Merger”) of Summit and Camden Summit, Inc., a wholly-owned subsidiary of Camden. Summit will pay that firm a fee of approximately $9,000, plus reasonable expenses.

     Except as set forth above, neither Summit nor the Operating Partnership nor any person acting on their behalf has directly or indirectly employed, retained or agreed to compensate any person to make solicitations or recommendations in connection with the transaction discussed in the Prospectus.

Item 6. Interest in Securities of the Subject Company.

     There have been no transactions in Existing Units effected during the past 60 days by the Operating Partnership or, to the best of the Operating Partnership’s knowledge, by any executive officer, director, affiliate or subsidiary of Summit or the Operating Partnership.

Item 7. Purposes of the Transaction and Plans or Proposals.

     The information set forth in the Prospectus under the headings “Questions & Answers About the Transaction,” “Summary,” “The Consent Solicitation,” “The Transaction,” “The Exchange Offer,” “The Merger Agreement,” “Description of the New Partnership Agreement and the New Units” and “Ancillary Agreements” is incorporated herein by reference.

Item 8. Additional Information.

     The information set forth in the Prospectus under “Risk Factors,” “Material Federal Income Tax Consequences,” “Description of Camden Common Shares,” “Certain Litigation,” “Comparison of Unitholder Rights” and “Camden Property Trust Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

Item 9. Exhibits.

Exhibit No.

(a)(1)(A)	Consent Solicitation/Prospectus, dated January 25, 2005, incorporated by reference to the Registration Statement.

(a)(1)(B)	Form of consent solicited by the Board of Directors of Summit Properties Inc., as general partner of Summit Properties Partnership, L.P. and Form of Election and related documentation, incorporated by reference to Exhibit 99.3 to the Registration Statement.

(a)(5)(A)	Press Release issued by Camden and Summit on October 4, 2004, filed by the Operating Partnership pursuant to Rule 425 on October 4, 2004.

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(a)(5)(B)	Press Release issued by Summit on January 24, 2005, filed by the Operating Partnership pursuant to Rule 425 on January 25, 2005.

(a)(5)(C)	Press Release issued by Summit on February 10, 2005, filed by the Operating Partnership pursuant to Rule 425 on February 11, 2005.

(e)	Item 13 of the Operating Partnership’s Annual Report on Form 10-K for the year ended December 31, 2003.

(g)	None.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUMMIT PROPERTIES PARTNERSHIP, L.P.

	By:	Summit Properties Inc., its general partner

		By:	/s/ Steven R. LeBlanc

Steven R. LeBlanc
President and Chief Executive Officer

Dated: February 14, 2005

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